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FREDERICK W. DREHER
DIRECT DIAL: 215.979.1234
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E-MAIL: fwdreher@duanemorris.com
September 5, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Donegal Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 0-15341

Ladies and Gentlemen:
          On behalf of Donegal Group Inc. (“DGI”), we are responding to the comments set forth in your August 23, 2007 letter to DGI.
          For convenience in responding to your letter, we have included the text of each of your comments in italics followed by DGI’s response to that comment.
Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 10
Critical Accounting Policies and Estimates, page 11
1.	It appears that you have significantly revised your liabilities for losses and loss expenses. Please provide us, in disclosure-type format, the following to explain the reasons for your change in estimate.
a. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

Duane Morris llp

30 South 17th Street PHILADELPHIA, PA 19103-4196	PHONE: 215.979.1000 FAX: 215.979.1020

Securities and Exchange Commission

September 5, 2007
          The change in the net liabilities for losses and loss expenses of DGI’s insurance subsidiaries during 2006 represented 7.9% of the outstanding net liabilities at December 31, 2005. Management believes that this 7.9% favorable reserve development represented a reasonable variation from the estimated liabilities as originally established and does not view it as a significant revision to the estimated liabilities as of December 31, 2005.
          DGI believes that it addressed the change in the liabilities for losses and loss expenses of its insurance subsidiaries on page 12 of its MD&A, wherein it stated that its insurance subsidiaries experienced improving loss development trends during 2004, 2005 and 2006, which were reflected in favorable settlements of open claims during these years. DGI’s insurance subsidiaries made no significant changes in their reserving philosophy, key reserving assumptions or claims management in these years, even though changes in reserve estimates were reflected during these years. Changes in DGI’s insurance subsidiaries’ estimate of the liability for losses and loss expenses generally reflected actual payments and the evaluation of information received since the prior reporting date.
          As further noted in DGI’s disclosure, the development of its insurance subsidiaries’ reserves primarily resulted from the favorable settlement of open claims in the workers compensation, private passenger automobile liability and commercial multi-peril line of business and was consistently favorable for settlements of claims occurring in each of the previous five accident years.
b. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
          DGI believes that it addressed the timing of the change in estimates in its MD&A disclosures on page 11, wherein it stated the following:
“Liabilities for losses and loss expenses are estimates at a given point in time of the amounts an insurer expects to pay with respect to policyholder claims based on facts and circumstances then known. An insurer recognizes at the time of establishing its estimates that its ultimate liability for losses and loss expenses will exceed or be less than such estimates. Our insurance subsidiaries’ estimates of liabilities for losses and loss expenses are based on assumptions as to future loss trends and expected claims severity, judicial theories of liability and other factors. However, during the loss adjustment period, our insurance subsidiaries may learn additional facts regarding individual claims, and consequently it often becomes necessary for our insurance subsidiaries to refine and adjust their estimates of liability. We reflect any adjustments

Securities and Exchange Commission

September 5, 2007
to our insurance subsidiaries’ liabilities for losses and loss expenses in our operating results in the period in which the changes in estimates are made.”
          The change in estimate recognized by DGI’s insurance subsidiaries in 2006 reflected adjustments to their liabilities for losses and loss expenses based upon actual settlements of open claims and refinements of their estimates of liability on the basis of learning additional facts regarding individual claims. As noted in response to your first comment, there were improving trends related to the settlements of open claims during 2006, and no single event led to these improving trends.
Financial Condition, page 17
Liquidity and Capital Resources, page 17
2.	Please provide us using disclosure-type format, proposed revisions to your contractual obligations table to include the interest payments associated with the subordinated debentures or supplement the table with additional information that will assist the investor with understanding the Company’s cash requirements. Refer to Financial Reporting Release 72.
          The following represents a sample disclosure that DGI proposes to include in future filings to provide additional information regarding its cash requirements related to interest payments associated with its subordinated debentures:
“Our subordinated debentures carry interest rates that vary based upon the three-month LIBOR rate and adjust quarterly. Based upon interest rates in effect as of December 31, 2006, our annual interest cost associated with our subordinated debentures is approximately $2.8 million. For every 1% change in the three-month LIBOR rate, the effect on our annual interest cost would be approximately $300,000.”
*     *     *
          DGI acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its public filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to DGI’s filing; and

Securities and Exchange Commission

September 5, 2007
•	DGI may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
          DGI would be happy to discuss your comments with you further.

Sincerely,
/s/ Frederick W. Dreher
Frederick W. Dreher

FWD:am

cc:	DGI KPMG LLP, Sean X. Stacy, Partner